United States securities and exchange commission logo





                              August 28, 2023

       Jonathan Bates
       Chief Executive Officer
       Bitmine Immersion Technologies, Inc.
       2030 Powers Ferry Road SE
       Suite 212
       Atlanta, Georgia 30339

                                                        Re: Bitmine Immersion
Technologies, Inc.
                                                            Form 10-K Filed
December 9, 2022
                                                            Form 10-Q Filed
July 14, 2023
                                                            File No. 000-56220

       Dear Jonathan Bates:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Period Ended August 31, 2022

       General

   1. Provide disclosure of any significant crypto asset market developments material to understanding or
assessing your business, financial condition and results of operations, or share price since your
last reporting period, including any material impact from the price volatility of crypto
assets. In addition, and to the extent material, discuss how recent bankruptcies in the
crypto asset market and the downstream effects of those bankruptcies have impacted or may
impact your business, financial condition, customers, and
                                                        counterparties, either
directly or indirectly. Clarify whether you have material assets that may not be recovered
due to the bankruptcies or may otherwise be lost or
                                                        misappropriated.
   2. If material to an understanding of your business, describe any direct or indirect exposures
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 2 28, 2023 Page 2
FirstName LastName
         to other counterparties, customers, custodians, or other participants in crypto asset markets, including Gemini, known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
         Please also revise your risk factor disclosure as appropriate.
Item 1. Business, page 1

3. Describe your plan of operations for the next 12 months, providing specific details of your plan, including milestones, the anticipated timeframe for beginning and completing each milestone, anticipated expenses associated with each milestone and the expected sources of funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K.
4. Please provide a quantified breakeven analysis that compares the cost to earn/mine the crypto assets with the value of those crypto assets.
Company Overview, page 2

5. Please expand your disclosure regarding the joint arrangement entered for a location and power purchase agreement in Pecos, Texas to include the parties and material terms including any termination provisions and file the agreement as an exhibit.
6. Refer to your statement "[W]e have the right to terminate our agreement with TSTT at any time that the price for electricity consumption exceeds $0.05 per kwh" and advise us of the basis for this termination right. Also, if any Statements of Work have been executed, please file these as exhibits or advise.
7. We note your statement in the penultimate paragraph on page 2 and the second bullet
         point on page 3 and on page 51 that your mining activities are    in
exchange for digital
         asset rewards (primarily bitcoin).    Please tell us, and disclose in
future filings, any other
         crypto assets received and clarify your use of    primarily.
8. We note your disclosure on pages 2 and 58 that you participate in mining pools and have executed contracts "with the mining pool operators to provide computing power to the mining pool." With regards to your hosting service, please clarify whether hosting customers have full control over the pool utilized by the mining machines held by the
         Company and whether mining rewards are paid directly to customers' wallets by the mining pool or if they are paid to the Company and then disbursed to the hosting customer. Please also revise to disclose:
             the mechanics of how revenues are split in the pools in which you participate;
             the material terms of your mining pool agreements and file these agreements
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 3 28, 2023 Page 3
FirstName LastName
              as exhibits;
                the percentage of your Bitcoin hashing power contributed to mining pools;
                the total hashing power of each pool and the percentage thereof contributed by your miners;
                how the pools hold your proportion of mining rewards and the duration thereof; and
                whether the pool operators have insurance for theft or loss and the risks associated with transferring crypto assets.
Revenue Sources, page 3

9.       You disclose that you do not have a set policy in regard to how long you hold
         crypto assets that you receive as payment, other than to "immediately sell digital assets as needed to pay operating expenses or for capital expenditures." Please revise to discuss: (i)
         the average period between receipt of your crypto assets and the subsequent sale and (ii)
         any risks to your liquidity caused by volatility in crypto asset pricing.
10. Please reconcile your disclosures on whether you hold or plan to hold crypto assets for investment. For example, on page 4 you state "[w]e do not plan to hold any digital assets that we receive as a long-term investment" and on page 51 you state "we may hold our digital assets as investments in anticipation of continued adoption of digital assets as a
            store of value    and a more efficient medium of exchange than
traditional fiat
         currencies."
Key Factors Affecting Our Performance
Halving, page 7

11. Please revise to discuss the anticipated impacts of the next Bitcoin halving and what steps you are taking to address or mitigate these impacts, if any. Discuss in greater detail the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations.
Electricity Costs, page 8

12. Please revise to quantify electricity costs and the electricity rates paid for mining efforts for each period presented.
Our Facilities, page 10

13. Refer to your updated disclosure on the Trinidad local utility's intent to charge $0.09 per kwh for electricity supplied to your hosting containers, rather than the 3.5 cents per kwh you expected to pay, and your new focus on developing hosting locations in the United
         States and Canada where you state that rates are 16.2 cents per kwh and 10.7 cents per kwh, respectively. Please update here to clarify the rate you expect to pay for electricity in these replacement hosting locations. Also update disclosures in the MD&A and throughout the filing to reflect how this price change will affect your business and operations. In addition, please update disclosures on your Trinidad container and
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 4 28, 2023 Page 4
FirstName LastName
         warehouse space leases and on the "permanent facilities" you reference to clarify how your operations and plans are impacted by the utility's intent to charge you $0.09 per kwh, including intentions regarding renewal of the leases and for the "permanent facilities."
Mining Equipment, page 11

14. Refer to your disclosure that your principal supplier for miners has been Bitmain and that your mining business is "highly dependent upon digital asset mining equipment suppliers such as Bitmain...." If significant, please quantify your reliance on
Bitmain or other digital
         asset mining equipment suppliers and revise to include a related risk factor on your reliance on digital asset mining equipment suppliers such as Bitmain. To the extent you are substantially dependent on any agreements with Bitmain or other suppliers, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief. See Item See Item 101(h)(4)(v) of Regulation S-K.
Item 1A. Risk Factors, page 12

15. Please revise your risk factor disclosure to address the following risks, to the extent material:
             Discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
             Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. Describe any material risks you face related to the assertion of jurisdiction by U.S.
             and foreign regulators and other government entities over crypto assets and crypto asset markets.
             To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
             Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
16. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 5 28, 2023 Page 5
FirstName LastName
                Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
                Risks from price declines or price volatility of crypto assets.
17. Please remove your disclosure on page 32 in future filings that, "Because there has been limited precedent set for the financial accounting for Bitcoin and other digital assets and related revenue recognition and no official guidance has yet been provided by the
         Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for digital asset transactions and assets and related revenue recognition." We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

18. Please tell us, and revise future filing disclosures, to quantify and discuss the expenses
         (e.g. electricity, utilities, facilities costs, depreciation and supplies, purchase price of equipment sold, shipping and value added tax on the equipment) comprising your cost of sales for both hosting and mining and equipment sold.
Liquidity and Capital Resources, page 54

19. We note your disclosure in the Liquidity section that you believe you will have sufficient liquidity to fund operations for the next 12 months. Please tell us the following:
             Given your significant losses in the periods presented and accumulated deficit, please tell us, in detail, how you determined the cash flows referenced in the Liquidity section will be sufficient to satisfy liquidity needs in the next 12 months, especially given the uncertainties surrounding the cash flows referenced (i.e. repayment on container sales, the price of Bitcoin, electricity costs, performance of joint venture, etc.);
             How you analyzed your ability to generate and obtain adequate amounts of cash to meet your requirements in the long-term (i.e., beyond the next 12 months) as required by Item 303(b)(1) of Regulation S-K; and
             How your auditor - BF Borgers CPA PC - evaluated the Company's ability to continue as a going concern and the need for explanatory language.
Critical Accounting Policies, page 56

20. We note that your financial statements include items for which the underlying carrying value and valuation involves significant estimates. Please address the following for all critical accounting estimates:
             Identify your critical accounting estimates or assumptions that have had or you expect could have a significant impact on your financial statements;
             Supplements, but does not duplicate, the description of accounting policies or other
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 6 28, 2023 Page 6
FirstName LastName
              disclosures in the notes to the financial statements;
                Identify the key quantitative inputs in your baseline estimates;
                Explain the qualitative adjustments made to the baseline estimates;
                Discuss why each critical accounting estimate is subject to uncertainty;
                Discuss how much each estimate and/or assumption has changed over the relevant period; and
                Discuss the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

         Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding
         Management's Discussion and Analysis of Financial Condition and Results of Operations
         and Item 303(b)(3) of Regulation S-K.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 68

21. You disclose that the percent of common stock held by the shares beneficially owned is based on 48,706,915 shares of common stock issued and outstanding as of December 1,
         2022. We are unable to recalculate the percents disclosed. Additionally, tell us why you have included unexercised warrants for common stock in shares benefically owned. Based on overall materiality, please revise accordingly.
Item 15. Exhibits, Financial Statement Schedules
Statements of Cash Flows, page F-6

22. You disclose in your cash flow statement that you received cash proceeds of $5.2 million from the sale of common shares in a private placement. We also note your disclosure that
         2,672,000 Units in the Unit offering (private placement) consisted of an in-kind investment in the form of a sale of new mining equipment to the Company for $3.3 million. Please tell why you have reflected the in-kind exchange for new mining equipment for 2,672,000 Units as cash proceeds from the sale of common shares in a private placement and how you have reflected the in-kind exchange in the purchase of fixed assets.
Note 1. Basis of Presentation and Summary of Significant Policies
Revenues from Digital Currency Mining and Revenues from Self-Mining, page F-8

23.      Please tell us, and revise future filings, to disclose the following:
             Who the customer is and the basis for your determination;
             Who has the discretion to set prices and or consideration in the digital asset mining pools in which you participate;
             Who directs the use of your computing infrastructure used in the pool and who
             obtains substantially all the asset   s economic benefits; and
             If the Company is a principal or agent in the arrangement. Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 7 28, 2023 Page 7
FirstName LastName
24. We note your disclosure that for digital currency mining, including self-mining, you measure consideration at fair value on the date received, which is not materially different than the fair value at the contract inception or the time you earned the award from the pools. Under ASC 606-10-32-21, you are required to measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in ASC 606-10-25-1 are met). Your disclosure that you measure the consideration at fair value when the mining pool operator successfully places a block and you receive confirmation does not appear to comply. Please address the following:
             Tell us the consideration specified in the digital currency mining contracts;
             Tell us how you are able to determine that your policy is not materially different than the fair value at contract inception. Please provide quantitative information supporting this claim;
             Explain to us at what point in time contract inception occurs and explain how you made the determination with appropriate reference to ASC 606; and
             Tell us the specific nature of your performance obligation under the contract terms,
              e.g. computing power or the performance of testing nonces, including the consideration for contract term and or duration and or if a series exist. Refer to ASC
              606-10-25, paragraphs 14 and 15.
Revenues from Hosting, page F-9

25. We note your disclosures on pages 10 and 51, that you are temporarily leasing space for a small number of ASIC computers with a co-host, including warehouse space and a 72-slot fan cooled container. Please address the following:
             Tell us and disclose the material terms of the co-host agreement(s), including, but not limited to, the duration, rights and obligations of each party and fee structure; and
             Provide us with an accounting analysis for the agreement(s), including how the lease is reflected in the financial statements and the impact to your revenue hosting arrangements.
26. Please tell us, and enhance your disclosures in future filings, to address the following:
             Each parties rights and performance obligations responsibilities under your Hosting arrangements,
             How you determined all performance obligations are achieved simultaneously;
             How the satisfaction of the performance obligations correlates to the timing of revenue recognition of hosting services billed in U.S. dollars and based on a percentage of cryptocurrency generated by the customer.
             Who directs the use of the computing infrastructure and how the price is set in the arrangements.
             Why you send your hosting client its portion daily as you receive proceeds when you accept the mining proceeds daily from the mining pool into a cold wallet in your name;
             How you analyzed whether your hosting arrangements, in particular those based on
             the Company   s share of cryptocurrency received from the mining
pool, include
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 8 28, 2023 Page 8
FirstName LastName
              variable consideration and whether the contracts contain a significant financing component.
27. You disclose that you accept mining proceeds directly from the mining pool into a cold wallet addressed in your name. You also disclose that you send hosting clients their portion daily. Please address the following regarding these transactions:
             Tell us if the receipts from and payments to hosting clients are with the same parties and or related parties;
             Provide us with a comprehensive accounting analysis for these transactions, including how the entirety of the transactions are reflected in the financial statements; and
             Provide us with your SAB 121 analysis, including your determination of control and whether the Company controls the digital assets.
Cryptocurrency, page F-10

28. Please tell us your basis and consideration for classifying impairment expense on digital assets within operating expenses while the losses on sales of digital assets within other income (expense). Specifically, explain how you considered whether there is consistency in presentation between operating vs. non-operating classification involving activities relating to the same digital assets.
29. We note your disclosure that you classified digital assets earned by the Company through its mining activities within operating activities and sales of digital currencies within investing activities on the Consolidated Statements of Cash Flows. Please provide your accounting analysis supporting your conclusions on their classification on the
         Consolidated Statements of Cash Flows.
30. We note your disclosure that the Company has an account at Gemini Trust Company,
         LLC, which the Company only uses to transfer cryptocurrencies that it desires to liquidate. Please tell us the following, and disclose in future filings as appropriate:
             Quantify how much cryptocurrency the Company has transferred and liquidated at
              Gemini during the historical periods; and
             Where this liquidation activity is reflected in the Company's Consolidated Statement of Cash Flows.
Note 3. Revenue from Contracts with Customers, page F-12

31. Please tell us and enhance your disclosures to explain why you have combined hosting and self-mining revenue, net in your presentation of disaggregated revenues. Refer to
         ASC 606-10-50-5.
Note 5 - Notes Receivable, page F-13

32. Please expand your disclosure related to Notes Receivable to provide the following:
             The specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023        Immersion Technologies, Inc.
August
Page 9 28, 2023 Page 9
FirstName LastName
                Loans charged-off in the periods presented;
                Basis for inclusion of the note write-off of $168,750 in cost of sales as disclosed on page 53 and authoritative guidance to support your accounting;
and
                Your charge-off policy under ASC 310-10-35-41.
Note 7. Stockholder's Equity, page F-14

33. You disclose that in January 2022, you commenced a $10 million Unit Offering of your common stock and warrants at a Unit price of $1.25 per Unit, comprised of one share of common stock, one Class C-1 Warrant and one Class C-2 Warrant, that you account for the issuance of equity in the Unit Offering under the guidelines of ASC 820, Fair Value
         Measurement since your common stock is considered thinly traded and not indicative of fair market value and that using the Black-Scholes method you estimated each Class C-1
         Warrant was worth $0.41, each Class C-2 Warrant was worth $0.40, and therefore that the value of the common stock sold in the Unit offering was worth $0.44. We also note that subsequent to your January 2022 Unit Offering, you have utilized $.44 as the common stock per share value in conjunction with all common share issuances, including as reflected in your 10-Q for the period ending February 28, 2023. Please address the following:
             Please tell us in detail the GAAP guidance you relied upon and how you concluded that the cash price paid for the shares was not a better indication of the fair value.
             Tell us why you have continued to utilize the $.44 as the common stock value considering the overall declining OTC stock price and that $3.3 million of total proceeds of $5.2 million in the Unit Offering was in the form of an in-kind investment for hosting operation transformers; and
             Confirm to us that remaining $1.9 million in gross proceeds from the Unit Offering was received in cash and from other than persons or entities listed in Item 12.
              Security Ownership of Certain Beneficial Owners and Management and Related
              Stockholder Matters on page 68.
34. We note that you have classified the Series A Preferred Convertible Preferred Stock as
         equity. Please tell us how you determined this treatment is appropriate given the guidance in ASC 480 and how your current presentation is appropriate if the holder can redeem, including how this is within the control of the Company. In this regard, we note the
         Officers and Directors hold 63.9% of common stock as a group, and Jonathan Bates,
         CEO, directly and indirectly holds 72.8% as disclosed on page 69, and thus the Company is considered a "controlled company".
Note 9. Subsequent Events, page F-17

35. You disclose that in October 2022 you entered into a Repurchase and Hosting Agreement
         (the    TCC Agreement   ) with The Crypto Company (   TCC   ), under
which you agreed to
         repurchase certain miners previously sold in Feburary 2022 for a total of $337,500 to TCC for which TCC paid 50% in cash and recognized a note receivable of $168,750 for the balance. Then under the TCC Agreement, you accepted the return of the 70 Antminer TY-
 Jonathan Bates
FirstName LastNameJonathan Bates
Bitmine Immersion Technologies, Inc.
Comapany
August 28, NameBitmine
           2023         Immersion Technologies, Inc.
August
Page 1028, 2023 Page 10
FirstName LastName
         17s for a credit of $175,000, repurchased the 25 Whatsminers for $62,500, purchased 72
         Antminer T-19s from TCC for $144,000 and the credit and purchase prices for the equipment were applied to cancel the note receivable of $168,750 and you paid $212,500 in cash to TCC. Please address the following:
             Tell us how the original sale to TCC was recognized in the financial statements, including your consideration of ASC 606-10-25-1(e);
             Tell us why you only paid $62,500 for the 25 Whatsminers originally sold in
              February 2022 for $162,500; and
             Tell us how the repurchase, including write off of the notice receivable of $168,750 from TCC was recognized in the financial statements.
Form 10-Q Filed July 14, 2023

Statement of Stockholders Equity, page 7

36. We note that during the year-ended August 31, 2022 you issued common shares for which the related value would be amortized over the prospective vesting period, including shares to Chris Moses, Erik Nelson, and Raymond Mow. Please tell us how you recognized the related amortization in the financial statements for the nine months ending May 31,
         2023.
Notes to Unaudited Financial Statements, page 9

37. Please tell us, and revise future filings, to include the following related to your Investment in Joint Venture of $987,429 at May 31, 2023 and the related disclosure requirements in
         ASC 323-10-50, including:
             When this transaction occurred and the terms of the joint arrangement, including what the Company received in exchange for the contribution;
             The structure, purpose and ongoing activities in order to understand the joint venture, the Company's involvement, rights, obligations and operations;
             The impact on the financial statements. For example, disclose if the contributed assets were de-recognized and how you are accounting for the joint venture and its'
              activities; and
             Provide us with your comprehensive accounting analysis of the arrangement, its terms and the ongoing activities of the joint venture.
Note 4. Property and Equipment, page 16

38.      Please tell us the following related to your property and equipment:
             What specific equipment the equipment not in service relates to (i.e. miners and mining equipment, machinery and equipment, office and computer equipment);
             Consider breaking out the equipment category to include the major classes of depreciable assets referenced above in your rollforward. See ASC 360-10-50-1; and
             Reconcile for us the equipment not in service balance of $3,938,427 with your statement in liquidity on page 29 that, "the Company owns 506 miners, most of which
 Jonathan Bates
Bitmine Immersion Technologies, Inc.
August 28, 2023
Page 11
              the Company plans to use for self-mining."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJonathan Bates                           Sincerely,
Comapany NameBitmine Immersion Technologies, Inc.
                                                           Division of
Corporation Finance
August 28, 2023 Page 11                                    Office of Crypto
Assets
FirstName LastName